February 29, 2016

Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisers Investment Trust, File Nos. 811-22538 and 333-173080

Dear Mr. Burak:

On February 1, 2016, you provided oral comments with respect to the Annual Report to Shareholders for the year ended September 30, 2015 (the “Annual Report”) related to each series of Advisers Investment Trust (the “Registrant”). Please find below the Registrant’s responses to those comments.

1.           Comment. With respect to the Vontobel Funds’ Annual Report, the Schedule of Investments as of September 30, 2015 for each fund reflects that approximately 33% to 36% of each fund’s net assets were invested in the Consumer Staples sector. If any fund has a policy to concentrate in this sector as a principal strategy, please consider adding sector risk disclosure to the fund’s Prospectus.

Response. The Vontobel Funds currently do not intend to concentrate in any particular industry or sector. This concentration is not a principal strategy as the Vontobel Funds use a bottom-up investment strategy. However, should a fund decide to do so in the future, sector risk disclosure will be added to the Prospectus and Statement of Additional Information.

2.           Comment. With respect to the JOHCM Funds’ Annual Report, the PricewaterhouseCoopers LLP (“PwC”) Audit Opinion appears to not cover or reference the fiscal year ended 2014 for the Statement of Changes in Net Assets and Financial Highlights of the applicable funds. Please update the Audit Opinion and amend the related Form N-CSR filing to incorporate it.

Response. PwC previously issued an audit opinion on the JOHCM Funds’ 2014 financial statements. In the 2015 Annual Report, the reference to 2014 was inadvertently not included in the 2015 Audit Opinion due to an administrative error. An amended September 30, 2015 Form N-CSR was filed on February 29, 2016 that includes the Audit Opinion with references to the fiscal year ended 2014.

* * * * *

The Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

February 29, 2016

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Troy Sheets at (614) 255-5742.

Sincerely,

/s/Troy A. Sheets

Troy A. Sheets, Treasurer